UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EMERGING VISION, INC.

 (Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29089W102

(CUSIP Number)

Jeffrey Cohen
EMVI Acquisition Corp.
520 Eighth Avenue, 23rd Floor
New York, NY  10018
(646) 737-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): EMVI Acquisition Corp. 45-1205626
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	
6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 127,273,127* 8. Shared Voting Power: 0 9. Sole Dispositive Power: 127,273,127* 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,273,127*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	
13.	Percent of Class Represented by Amount in Row (11): 91.16%
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents shares of Common Stock, along with the rights to receive 7,202,220 shares of Common Stock to be issued following the recent exercise of options held by Christopher Payan, held by EMVI Acquisition Corp.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): EMVI Holdings, LLC 45-1221020
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 127,273,127* 8. Shared Voting Power: 0 9. Sole Dispositive Power: 127,273,127* 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,273,127*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	
13.	Percent of Class Represented by Amount in Row (11): 91.16%
14.	Type of Reporting Person (See Instructions): OO; HC

*
The amount of securities beneficially owned represents shares of Common Stock, along with the rights to receive 7,202,220 shares of Common Stock to be issued following the recent exercise of options held by Christopher Payan, held by EMVI Acquisition Corp., which is a wholly owned subsidiary of EMVI Holdings, LLC.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Jeffrey Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 127,273,127* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 127,273,127*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,273,127*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	
13.	Percent of Class Represented by Amount in Row (11): 91.16%
14.	Type of Reporting Person (See Instructions): IN; HC

*
The amount of securities beneficially owned represents shares of Common Stock, along with the rights to receive 7,202,220 shares of Common Stock to be issued following the recent exercise of options held by Christopher Payan, held by EMVI Acquisition Corp., which is a wholly owned subsidiary of EMVI Holdings, LLC, of which Mr. Cohen is a managing member.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Benito R. Fernandez
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 127,273,127* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 127,273,127*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,273,127*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	
13.	Percent of Class Represented by Amount in Row (11): 91.16%
14.	Type of Reporting Person (See Instructions): IN; HC

*
The amount of securities beneficially owned represents shares of Common Stock, along with the rights to receive 7,202,220 shares of Common Stock to be issued following the recent exercise of options held by Christopher Payan, held by EMVI Acquisition Corp., which is a wholly owned subsidiary of EMVI Holdings, LLC, of which Mr. Fernandez is a managing member.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Horizons Investors Corp. 11-2651913
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	
6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 127,273,127* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 127,273,127*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,273,127*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	
13.	Percent of Class Represented by Amount in Row (11): 91.16%
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents shares of Common Stock, along with the rights to receive 7,202,220 shares of Common Stock to be issued following the recent exercise of options held by Christopher Payan, held by EMVI Acquisition Corp., which is a wholly owned subsidiary of EMVI Holdings, LLC, of which Horizons Investors Corp., an entity wholly owned by Mr. Fernandez, is a member.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Harvey Ross
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 350,000** 8. Shared Voting Power: 127,273,127* 9. Sole Dispositive Power: 350,000** 10. Shared Dispositive Power: 127,273,127*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,623,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	
13.	Percent of Class Represented by Amount in Row (11): 91.18%
14.	Type of Reporting Person (See Instructions): IN; HC

*
The amount of securities beneficially owned represents shares of Common Stock, along with the rights to receive 7,202,220 shares of Common Stock to be issued following the recent exercise of options held by Christopher Payan, held by EMVI Acquisition Corp., which is a wholly owned subsidiary of EMVI Holdings, LLC, of which Mr. Ross is a managing member.

**	This number includes the right to acquire 350,000 shares of Common Stock upon the exercise of presently exercisable, outstanding options.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Ross EVI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	
6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 127,273,127* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 127,273,127*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,273,127*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	
13.	Percent of Class Represented by Amount in Row (11): 91.16%
14.	Type of Reporting Person (See Instructions): OO

*
The amount of securities beneficially owned represents shares of Common Stock, along with the rights to receive 7,202,220 shares of Common Stock to be issued following the recent exercise of options held by Christopher Payan, held by EMVI Acquisition Corp., which is a wholly owned subsidiary of EMVI Holdings, LLC, of which Ross EVI, LLC, an entity wholly owned by Mr. Ross, is a member.

Item 1. Security and Issuer

The class of equity  securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Emerging Vision, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 520 8th Avenue, New York, NY 10018.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of EMVI Acquisition Corp., EMVI Holdings, LLC, Jeffrey Cohen, Benito Fernandez, Horizons Investors Corp., Harvey Ross and Ross EVI, LLC.

EMVI Acquisition Corp., a New York corporation with offices at 520 Eighth Avenue, 23rd Floor, New York, NY  10018, was incorporated solely to hold the Shares of the Company.  During the last five years, EMVI Acquisition Corp. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EMVI Holdings, LLC, a Delaware limited liability company with offices at 520 Eighth Avenue, 23rd Floor, New York, NY  10018, was organized solely to hold the equity interests of EMVI Acquisition Corp.  During the last five years, EMVI Holdings, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jeffrey Cohen is an individual with a business address of 520 Eighth Avenue, 9th Floor, New York, NY  10018.  Mr. Cohen is Vice President of Golden Pear Funding, LLC, a funding company.  During the last five years, Mr. Cohen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Cohen is a citizen of the United States.

Benito Fernandez is an individual with a business address of P.O. Box 80221, Brooklyn, NY 11208.  Mr. Fernandez is the President of Horizons Investors Corp. and Warminster Investment Corp. (each located at 2689 Pitkin Avenue, Brooklyn, NY 11208), which provide management consultant services. During the last five years, Mr. Fernandez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Fernandez is a citizen of the United States.

Horizons Investors Corp. is a corporation organized under the laws of the State of New York.  The principal business of Horizons Investors Corp. is to provide management consulting services.  The address of the principal office at which Horizons Investors Corp. engages in its principal business activity is P.O. Box 80221, Brooklyn, NY 11208.  During the last five years, Horizons Investors Corp. has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Harvey Ross is an individual with a business address of 180 South Street, Unit 101, New Providence, New Jersey 07974.  In October 2007, Mr. Ross purchased a majority interest in, and currently serves as Chairman of, GruenRoss Optika, Inc. (now known as Optyx, LLC) (located at  2382 Broadway,  New York, New York 10024), an upscale retail optical company.  During the last five years, Mr. Ross has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Ross is a citizen of the United States.

Ross EVI, LLC is a New York limited liability company.  Ross EVI, LLC’s principal business address is 180 South Street, Unit 101, New Providence, New Jersey 07974. Ross EVI, LLC’s principal business activity is to act as a holding company for Harvey Ross’s investment in EMVI Holdings, LLC. During the last five years, Ross EVI, LLC has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 1, 2011 EMVI Holdings, LLC entered into a transaction with EMVI Acquisition Corp., Alan Cohen, Stefanie Rubin, Allyson Shapiro, Jeffrey Cohen, Robert Cohen, G. Cohen Trust U/A dtd 3/6/2000, E. Cohen Trust U/A dtd 3/6/2000, N. Cohen Trust U/A dtd 3/6/2000, J. Cohen Trust U/A dtd 3/6/2000, Benito R. Fernandez, Horizons Investors Corp., Warminster Investments Corporation, Harvey Ross, Ashley Ross, Ross EVI, LLC, Ross Branchburg Trust f/b/o Ashley Ross, Ross Branchburg Trust f/b/o Nicholas Ross, and other shareholders, pursuant to which the Shares of the Company, along with the rights to receive 7,202,220 shares of Common Stock to be issued following the recent exercise of options held by Christopher Payan, owned by each such entity were contributed to EMVI Acquisition Corp. in exchange for an equal number of membership interests in EMVI Holdings, LLC.  These transactions resulted in EMVI Acquisition Corp. acquiring 91.16% of the total issued and outstanding Shares of the Company.  There was no cash consideration for the transaction.  Additional purchases of Shares by EMVI Acquisition Corp. will be funded by EMVI Holdings, LLC.

Item 4. Purpose of Transaction.

EMVI Acquisition Corp. intends to immediately complete a short-form merger with the Company.  Pursuant to that merger, EMVI Acquisition Corp. will acquire the remaining issued and outstanding Shares of the Company.  Once the merger is complete, the Company will become a wholly owned subsidiary of EMVI Holdings, LLC.  EMVI Holdings, LLC then intends to terminate the registration of the common stock of the Company.  Following the effectuation of the merger, EMVI Holdings, LLC plans to elect new directors of the Company and is currently evaluating the Company’s senior management.  Towards that goal, on April 4, 2011, the Board of Directors of EMVI Acquisition Corp. adopted a Plan of Merger pursuant to Section 905 of the Business Corporate Law of the State of New York to effectuate the merger, and EMVI Holdings, LLC, the sole shareholder of EMVI Acquisition Corp. approved the Plan of Merger. An Information Statement shall be mailed to the shareholders of the Company describing the proposed merger in the immediate future.

Item 5. Interest in Securities of the Issuer.

As of April 1, 2011, EMVI Acquisition Corp. owns 127,273,127 Shares, or 91.16% of the Shares deemed issued and outstanding as of that date, consisting of 120,070,907 Shares, along with the rights to receive 7,202,220 shares of Common Stock to be issued following the recent exercise of options held by Christopher Payan.  EMVI Acquisition Corp. has the sole power to vote and the sole power to dispose of the Shares.  As of April 1, 2011, EMVI Holdings, LLC is the sole shareholder of EMVI Acquisition Corp. and thus may direct EMVI Acquisition Corp. with respect to the Shares.  As of April 1, 2011, Jeffrey Cohen, Benito Fernandez and Harvey Ross are the sole managing members of EMVI Holdings, LLC and thus share control over how EMVI Holdings, LLC directs EMVI Acquisition Corp. with respect to the Shares.

On April 1, 2011, Harvey Ross instructed Christopher Payan to exercise options to purchase 7,208,220 shares of the Company’s Common Stock, of which Harvey Ross had the right to receive the resulting shares pursuant to a share purchase agreement previously reported by Harvey Ross on an amendment to his Schedule 13D.  On April 1, 2011 EMVI Holdings, LLC entered into a transaction with EMVI Acquisition Corp., Alan Cohen, Stefanie Rubin, Allyson Shapiro, Jeffrey Cohen, Robert Cohen, G. Cohen Trust U/A dtd 3/6/2000, E. Cohen Trust U/A dtd 3/6/2000, N. Cohen Trust U/A dtd 3/6/2000, J. Cohen Trust U/A dtd 3/6/2000, Benito R. Fernandez, Horizons Investors Corp., Warminster Investments Corporation, Harvey Ross, Ashley Ross, Ross EVI, LLC, Ross Branchburg Trust f/b/o Ashley Ross, Ross Branchburg Trust f/b/o Nicholas Ross, and other shareholders, pursuant to which the Shares held, along with the rights to receive 7,202,220 shares of Common Stock to be issued following the recent exercise of options held by Christopher Payan, were contributed to EMVI Acquisition Corp., in exchange for an equal number of  membership interests in EMVI Holdings, LLC.  As of that date, Horizons Investment and Harvey Ross ceased to be 5% holders of the common stock of the Company.  Attached hereto as Schedule I is a list of all the transactions in Shares, other than the transaction with EMVI Holdings, LLC discussed above, effected by Jeffrey Cohen, Benito Fernandez, Horizons Investors Corp., Harvey Ross and Ross EVI, LLC during the sixty days on or prior to the date hereof.

EMVI Acquisition Corp. also owns the only issued and outstanding share of Preferred Stock of the Company.  Other than the transactions described in this Schedule 13D, during the sixty days prior to the filing of this Schedule 13D, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, effected by EMVI Holdings, LLC, EMVI Acquisition Corp., Jeffrey Cohen, Benito Fernandez, Harvey Ross and Ross EVI, LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 1, 2011 EMVI Holdings, LLC entered into a Contribution Agreement with EMVI Acquisition Corp., Alan Cohen, Stefanie Rubin, Allyson Shapiro, Jeffrey Cohen, Robert Cohen, G. Cohen Trust U/A dtd 3/6/2000, E. Cohen Trust U/A dtd 3/6/2000, N. Cohen Trust U/A dtd 3/6/2000, J. Cohen Trust U/A dtd 3/6/2000, Benito R. Fernandez, Horizons Investors Corp., Warminster Investments Corporation, Harvey Ross, Ashley Ross, Ross EVI, LLC, Ross Branchburg Trust f/b/o Ashley Ross, Ross Branchburg Trust f/b/o Nicholas Ross, and other shareholders, pursuant to which shareholders contributed their Shares to EMVI Acquisition Corp. for an equal number of membership units in EMVI Holdings, LLC.  The shareholders also consented to a joint filing on Schedule 13D following the transaction.

Item 7. Material to be Filed as Exhibits.

Attached as Exhibit 1 is the Form of Contribution Agreement by and among EMVI Holdings, LLC, EMVI Acquisition Corp., Alan Cohen, Stefanie Rubin, Allyson Shapiro, Jeffrey Cohen, Robert Cohen, G. Cohen Trust U/A dtd 3/6/2000, E. Cohen Trust U/A dtd 3/6/2000, N. Cohen Trust U/A dtd 3/6/2000, J. Cohen Trust U/A dtd 3/6/2000, Benito R. Fernandez, Horizons Investors Corp., Warminster Investments Corporation, Harvey Ross, Ashley Ross, Ross EVI, LLC, Ross Branchburg Trust f/b/o Ashley Ross, Ross Branchburg Trust f/b/o Nicholas Ross, and other shareholders.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2011

EMVI HOLDINGS, LLC

By:	/s/ Jeffrey Cohen
Name:	Jeffrey Cohen
Title:	Managing Member

EMVI ACQUISITION CORP.

By:	/s/ Jeffrey Cohen
Name:	Jeffrey Cohen
Title:	President

HORIZONS INVESTORS CORP.

By:	/s/ Benito R. Fernandez
Name:	Benito R. Fernandez
Title:	President

ROSS EVI, LLC

By:	/s/ Harvey Ross
Name:	Harvey Ross
Title:	Managing Member

/s/ Jeffrey Cohen
Jeffrey Cohen

/s/ Benito R. Fernandez
Benito R. Fernandez

/s/ Harvey Ross
Harvey Ross

SCHEDULE I

Part(ies)	Date of Transaction	Number of Shares	Price per Share	Type of Transaction
Alan Cohen	March 31, 2011	100,000	$0.05	Exercise of options
Robert Cohen	March 31, 2011	100,000	$0.05	Exercise of options
Benito Fernandez	March 21, 2011	100,000	$0.05	Exercise of options

EXHIBIT 1

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (hereinafter referred to as this “Agreement”) is entered into as of this ____ day of _______, 2011, by and among EMVI Holdings, LLC, a Delaware limited liability company (“EMVI Holdings”), with offices at 520 Eighth Avenue, 23rd Floor, New York, NY  10018, EMVI Acquisition Corp., a New York corporation (“EMVI Acquisition”), with offices 520 Eighth Avenue, 23rd Floor, New York, NY  10018, and the other persons signatory hereto (collectively, the “Shareholders”), upon the following premises:

Premises

WHEREAS, Emerging Vision, Inc. is a publicly held corporation organized under the laws of the State of New York (“Emerging Vision”);

WHEREAS, the Shareholders currently own an aggregate of ___________________ shares (the “Common Shares”) of the common stock, $.01 par value per share, of Emerging Vision (the “Common Stock”) in the individual amounts set forth on Schedule A attached hereto, constituting all of the shares of Common Stock including, without limitation, securities convertible into common stock, of Emerging Vision held by each such shareholder; and

WHEREAS, the Shareholders agree to contribute the Common Shares to EMVI Acquisition in exchange (the “Exchange”) for ______________________ units of limited liability company interests of EMVI Holdings (the “Units”), in the individual amounts set forth on Schedule A attached hereto, constituting all of the limited liability company interests of EMVI Holdings.

Agreement

NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived here from, and intending to be legally bound hereby, it is hereby agreed as follows:

ARTICLE 1
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

The Shareholders each hereby represent and warrant, jointly and not separately, on their own behalf, as of and at the Closing Date, as follows:

    Section 1.1   Authority.  He, she or it has the full power, authority, and legal right and has taken all action required by law, and otherwise to consummate the transactions herein contemplated.

    Section 1.2   Title.  He, she or it holds of record and owns beneficially Common Shares in the amount set forth on Exhibit A free and clear of any restrictions on transfer, taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands.

ARTICLE 2
PLAN OF CONTRIBUTION

    Section 2.1   Contribution.  On the terms set forth in this Agreement and subject to the condition of receipt of a shareholders’ list of Emerging Vision, dated no more than two (2) days prior to the date hereof, including names and addresses of each shareholder, certificate numbers and issue dates, certified by the current transfer agent of Emerging Vision, on the date hereof, each Shareholder, by executing this Agreement, shall assign, transfer and deliver, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature, or description, the Common Shares to EMVI Acquisition.  In exchange for the transfer of such Common Shares by the Shareholders, EMVI Holdings shall issue to the Shareholders the Units; provided, however, that any Units due to Warminster Investment Corporation by virtue of its transfer of Common Shares to EMVI Acquisition shall by issued by EMVI Holdings to Horizons Investors Corp. and any Units due to Harvey Ross, Ashley Ross, Ross Branchburg Trust f/b/o Ashley Ross, or Ross Branchburg Trust f/b/o Ashley Ross by virtue of a transfer of Common Shares to EMVI Acquisition shall by issued by EMVI Holdings to Ross EVI, LLC.

    Section 2.2   Certificates.  By executing this agreement, each Shareholder agrees to deliver to EMVI Acquisition the stock certificates evidencing his, her or its Commons Shares with a stock power form executed in blank and medallion guaranteed.

    Section 2.3   Schedule 13D.  By executing this agreement, each Shareholder consents to be included on a joint filing of the applicable Schedule 13D with the Securities and Exchange Commission and hereby agrees that the Schedule 13D will be filed on his, her or its behalf.

ARTICLE 3
MISCELLANEOUS

    Section 3.1   Entire Agreement.  This Agreement represents the entire agreement between the parties relating to the subject matter thereof and supersedes all prior agreements, understandings and negotiations, written or oral, with respect to such subject matter.

    Section 3.2   Governing Law.  This Agreement shall be governed by, enforced, and construed under and in accordance with the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the laws of a jurisdiction other than the State of New York. In any action or proceeding arising from or relating to this Agreement, the parties agree that the jurisdiction and venue shall be exclusively in the federal and state courts located in the County of New York, State of New York, and each party waives any objection it may have with respect to the jurisdiction of such courts or the inconvenience of such forum or venue.

Signature Page Follows

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

EMVI HOLDINGS, LLC

By:
Name:
Title:

EMVI ACQUISITION CORP.

By:
Name:
Title:

SHAREHOLDERS:

[Signature Blocks to Follow]